Exhibit 4.3

FISERV, INC.

AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

1.	Purpose

Effective January 1, 2000, the Plan was adopted to provide employees of Fiserv and its Designated Subsidiaries with an opportunity to purchase Common Stock of Fiserv through accumulated payroll deductions. The Plan is now amended and restated effective January 1, 2010, subject to the approval by the Fiserv shareholders at the Annual Shareholders Meeting to be held in May, 2009.

It is the intention of Fiserv to have the Plan qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code of 1986, as amended. The provisions of the Plan, accordingly, shall be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code. Notwithstanding the above, the Company may, in its discretion (i) deviate from the provisions of the Plan in administering the Plan in jurisdictions other than the United States or (ii) adopt sub-plans of the Plan, applicable to particular countries or qualifying subsidiaries outside of the United States, that are not intended to comply with the requirements of Section 423 of the Internal Revenue Code (a “Non-Section 423 Sub-Plan”); provided however, that the aggregate number of shares of Common Stock which may be sold under the Plan, including any Non-Section 423 Sub-Plan does not exceed the aggregate number of shares of Common Stock subject to the Plan as provided in Section 13 of this Plan and further provided that no US Employees can participate in the Non-Section 423 Sub-Plan. The provisions of this Plan shall govern any such Non-Section 423 Sub-Plan unless specifically superseded by the terms of the Non-Section 423 Sub-Plan.

2.	Definitions

a.    “Board” shall mean (i) the Board of Directors of Fiserv or (ii) if and to the extent that the Board has appointed a committee, whose members need not be members of the Board of Directors, to exercise some or all of the functions of the Board hereunder, such committee.

b.    “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time. Reference to a section of the Code shall include that section and any comparable section or sections of any future legislation that amends, supplements or supersedes that section.

c.    “Common Stock” shall mean the Common Stock of Fiserv.

d.    “Company” shall mean Fiserv and any Designated Subsidiary of Fiserv. Except where the context clearly requires otherwise, any reference to “Company” in this Plan shall, with respect to a particular Employee, mean the entity by which he or she is employed.

e.    “Compensation” shall mean the total wages, bonuses, commissions and overtime pay compensation paid during an Offering Period by the Company to an Employee, including deferrals described in Sections 415(c)(3)(D) and 132(f)(4) of the Code, but excluding (i) extra compensation based upon special arrangements; (ii) deferred compensation; (iii) reimbursed expenses (including, but not limited to, moving expenses); (iv) expense allowances (including, but not limited to, travel and entertainment expense allowance); (v) stock options and any gain or income attributable thereto; (vi) imputed income with respect to any group life insurance program maintained by the Company on behalf of an Employee; (vii) referral payments; and (viii) other extra compensation (including, but not limited to, cash and non-cash fringe benefits).

f.    “Designated Subsidiary” shall mean any Subsidiary that has been designated by the Board from time to time in its sole discretion as eligible to participate in the Plan.

g.    “Employee” shall mean a person employed by the Company on or after January 1, 2010, whose customary employment with the Company is more than five (5) months in any calendar year. Notwithstanding the preceding, any leased employee, as defined in Code Section 414(n)(2), and any individual performing services for the Company as an independent contractor or other contract service provider under the terms of a contract, agreement or other special arrangement between the Company and the individual, or other third party, that the parties do not contemplate being an employment relationship, shall not be considered as an Employee for any purpose under the Plan.

h.    “Enrollment Date” shall mean the first day of each Offering Period.

i.    “Exercise Date” shall mean the last Trading Day of each Offering Period.

j.    “Fair Market Value” shall mean, as of any date, the closing sales price for a share of Common Stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day on the date of such determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.

k.    “Fiserv” shall mean Fiserv, Inc., a Wisconsin corporation.

l.    “Foreign Employee” shall mean an Employee who is a citizen or resident of a foreign jurisdiction (without regard to whether the Foreign Employee is also a citizen of the United States or a resident alien within the meaning of Code section 7701(b)(1)(A)).

m.    “Grant Date” shall mean the same day as the Exercise Date; provided, however, that if the Board exercises its power under Section 19 to (i) designate a maximum number of shares that may be purchased by each employee during an Offering Period or (ii) require the application to establish the maximum number of shares that may be purchased by each employee during an Offering Period, then “Grant Date” shall mean the first Trading Day of each Offering Period.

n.    “Offering Period” shall mean each of the calendar quarters of each year. The duration of Offering Periods may be changed pursuant to Section 4 of this Plan; provided that in no event may an Offering Period extend beyond the fifth anniversary of the Grant Date.

o.    “Plan” shall mean this Employee Stock Purchase Plan as it may be amended from time to time.

p.    “Purchase Price” shall mean an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Exercise Date; provided, however, that the Purchase Price may be adjusted by the Board pursuant to Section 19.

q.    “Reserves” shall mean the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet placed under option.

r.    “Subsidiary” shall mean a domestic or foreign corporation (other than Fiserv) in an unbroken chain of corporations beginning with Fiserv if each of the corporations (other than the last corporation in the chain) owns stock possessing 50% or more of the total combined voting power of all classes of stock in or of the other corporations in the chain. A corporation shall not fail to be a “Subsidiary” because the entity does not exist or has not yet been acquired by Fiserv or a Subsidiary as of the effective date of this amended and restated Plan.

s.    “Trading Day” shall mean a day on which the NASDAQ Stock Market is open for trading.

t.    “US Employee” shall mean an Employee who (i) resides in the United States, and (ii) is employed by the Company or Subsidiary organized in the United States.

3.	Eligibility

a.    Any Employee who is employed by the Company on a given Enrollment Date, including an Employee who is on an authorized leave of absence on such date, shall be eligible to participate in the Plan. Notwithstanding the foregoing, the Board may exclude a Foreign Employee from participating in the Plan if the grant of an option to such Employee under the Plan is prohibited under the laws of the applicable foreign jurisdiction or if compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Code Section 423.

b.    Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) to the extent that, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of Fiserv or of any Subsidiary and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of Fiserv or of any Subsidiary, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans of Fiserv and its Subsidiaries accrues at a rate which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the shares on the Grant Date of such option) for each calendar year in which such option is outstanding at any time.

4.	Offering Periods

The Plan shall be implemented by consecutive Offering Periods with a new Offering Period commencing on the first day of the calendar quarters of each year, or on such offer date as the Board shall determine, and continuing thereafter until terminated in accordance with Section 19 hereof. The Board shall have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings if such change is announced at least five (5) days prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5.	Participation

a.    An eligible Employee may become a participant in the Plan by completing a participation agreement provided by the Company authorizing payroll deductions and filing it with the Company’s payroll office at least ten (10) business days prior to the applicable Enrollment Date.

b.    Payroll deductions for a participant shall commence on the first payday following the Enrollment Date and shall end on the last payday in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10 hereof.

6.	Payroll Deductions

a.    At the time a participant files his or her participation agreement, he or she shall elect to have payroll deductions made on each payday during the Offering Period in any whole percentage, but not exceeding ten percent (10%) of the Compensation which he or she receives on each payday during the Offering Period. Contributions to the Plan other than by payroll deduction are not permitted.

b.    A participant may not change the amount of payroll deductions during an Offering Period, but may change the amount to be deducted for any subsequent Offering Period by filing notice thereof at least ten (10) business days prior to the Enrollment Date on which the subsequent Offering Period commences.

c.    A participant may discontinue his or her participation in the Plan, as provided in Section 10 hereof, during an Offering Period by completing and filing with the Company a form provided for such purpose.

d.    A participant’s participation agreement shall remain in effect for successive Offering Periods (including any portion of an Offering Period during which the participant is on an authorized leave of absence, although payroll deductions will be discontinued for any period for which the participant is not receiving Compensation) unless terminated prior to an Offering Period as provided in Section 10 hereof.

e.    All payroll deductions made for a participant shall be credited to an unfunded and unsecured bookkeeping account maintained on behalf of the participant and deposited with the general funds of the Company.

f.    Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, a participant’s payroll deductions may be decreased to zero percent (0%) at any time during an Offering Period. Payroll deductions shall recommence at the rate provided in such participant’s participation agreement for the first Offering Period that has a Grant Date in the following calendar year, unless terminated by the participant as provided in Section 10 hereof.

g.    Notwithstanding the foregoing, if required by the terms of any 401(k) plan sponsored by the Company, a participant’s payroll deductions may be decreased to zero percent (0%) upon the date such participant receives a hardship withdrawal from such 401(k) plan. In such event, payroll deductions shall automatically recommence on the date permitted by such 401(k) plan.

h.    At the time the option is exercised, in whole or in part, or at the time some or all the Common Stock issued under the Plan is disposed of, the participant must make adequate provision for the federal, state or other tax withholding obligations, if any, that arise upon the exercise of the option or the disposition of the Common Stock. At any time, the Company may, but shall not be obligated to, withhold from the participant’s compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to Fiserv any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Employee.

7.	Grant of Option

On the Grant Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an option to purchase on the Exercise Date of such Offering Period (at the applicable Purchase Price) up to a number of shares of the Common Stock determined by dividing such Employee’s accumulated payroll deductions as of the Exercise Date by the applicable Purchase Price; provided that such purchase shall be subject to the limitations set forth in Sections 3(b) and 13 hereof. Exercise of the option shall occur as provided in Section 8 hereof, unless the participant has withdrawn pursuant to Section 10 hereof. The Option shall expire on the last day of the Offering Period.

8.	Exercise of Option

Unless a participant withdraws from the Plan at least ten (10) business days prior to the Exercise Date, as provided in Section 10 hereof, his or her option for the purchase of shares shall be exercised automatically on the Exercise Date, and the maximum number of shares (including fractional) shall be purchased for such participant at the applicable Purchase Price with the payroll deductions accumulated during the Offering Period. During a participant’s lifetime, a participant’s option to purchase shares hereunder is exercisable only by him or her.

If the accumulated payroll deductions cannot be used to purchase shares hereunder due to the application of any limits of the Plan or the Code to such individual, the accumulated amounts that are not used to purchase shares shall be credited to the participant’s brokerage account.

If, on any Exercise Date, the total number of shares of Common Stock to be purchased pursuant to the Plan by all participants exceeds the number of shares authorized under the Plan or allocated to such Offering Period by the Board, then each participant shall purchase his or her pro rata portion of the shares of Common Stock remaining available under the Plan based on the amount accumulated for such participant during such Offering Period as compared to the total amount accumulated for all participants during such Offering Period.

9.	Delivery

As soon as administratively practicable following the Exercise Date, the shares of Common Stock purchased on behalf of a participant pursuant to the exercise of his or her option will be credited to an account with a transfer agent or a securities brokerage firm, as determined by Fiserv, in the name of the participant. By electing to participate in the Plan, a participant will be deemed to authorize the establishment of an account in his or her name with the transfer agent or securities brokerage firm selected by Fiserv. A participant may request that the transfer agent or securities brokerage firm arrange, subject to any applicable fee, for the delivery to the participant or an account designated by the participant of some or all of the Common Stock held in the participant’s account. If the participant desires to sell some or all of his or her shares of Common Stock held in his or her account, he or she may do so (i) by disposing of the shares of Common Stock through the transfer agent or securities brokerage firm subject to any applicable fee, or (ii) through such other means as Fiserv may permit.

10.	Withdrawal

a.    At any time during an Offering Period, a participant may terminate his or her payroll deductions under the Plan and withdraw from the Offering Period by delivering to the Company a notice of withdrawal in such form as the Company provides. Such withdrawal may be elected at any time, but must be received no later than ten (10) business days prior to the end of the Offering Period. Upon withdrawal from the Offering Period by a participant, the Company shall distribute to such participant all of his or her accumulated payroll deductions under the Offering Period, without interest, and such participant’s interest in the Offering Period shall be automatically terminated. A participant’s withdrawal from an Offering Period will have no effect on his or her eligibility to participate in subsequent Offering Periods that commence after the termination of the Offering Period from which the participant withdraws, but the participant will be required to deliver a new participation agreement in order to participate in subsequent Offering Periods under the Plan.

b.    A participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan, which may hereafter be adopted by Fiserv.

11.	Termination of Employment; Leave of Absence

Upon a participant ceasing to be an Employee for any reason, including death, he or she shall be deemed to have elected to withdraw from the Plan and his or her payroll deductions accumulated during the Offering Period, but not yet used to purchase shares of Common Stock, shall be returned to such participant and such participant’s option shall be automatically terminated. The preceding sentence notwithstanding, a participant who receives payment in lieu of notice of termination of employment shall be treated as continuing to be an Employee for the participant’s customary number of hours per week of employment during the period in which the participant is subject to such payment in lieu of notice. For purposes of this Section 11, a participant will not be deemed to have terminated employment in the case of any leave of absence approved by the Company.

12.	Interest

No interest shall accrue on the payroll deductions of a participant in the Plan.

13.	Stock

a.    Subject to adjustment upon changes in capitalization of Fiserv as provided in Section 18 hereof, the maximum number of shares of the Common Stock which shall be made available for sale under the Plan shall be 1,200,000 shares, plus an annual increase to be added on the first day of Fiserv’s fiscal year beginning in 2011 equal to the least of (i) 1,000,000 shares, (ii) one percent (1%) of the shares of Common Stock outstanding on such date, or (iii) a lesser amount determined by the Board. If, on a given Exercise Date, the number of shares with respect to which options are to be exercised exceeds the number of shares then available under the Plan, Fiserv shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

b.    A participant shall have no interest or voting right in shares covered by his or her option until the option has been exercised.

c.    Shares to be delivered to a participant under the Plan shall be registered solely in the name of the participant.

d.    Cash dividends attributable to shares allocated to participants’ accounts as of the record date for which such cash dividends are declared will be used to purchase additional full or fractional shares of stock.

14.	Administration

The Plan shall be administered by the Board or a committee appointed by the Board. The Board or its committee shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Board or its committee shall, to the full extent permitted by law, be final and binding upon all parties.

15.	Transferability

Neither payroll deductions credited to a participant’s account nor any rights to exercise an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way by the participant. Any such attempt at assignment transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw from an Offering Period in accordance with Section 10 hereof.

16.	Use of Funds

All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

17.	Reports

Individual accounts shall be maintained for each participant in the Plan. Statements of account shall be given to participating Employees after the end of each Offering Period setting forth with respect to such Offering Period the number of shares purchased and the price per share thereof, and also setting forth the total number of shares then held in each account.

18.	Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale

a.    Changes in Capitalization. Subject to any required action by the shareholders of Fiserv, the Reserves, the maximum number of shares each participant may purchase per Offering Period (pursuant to Section 7), as well as the price per share and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by Fiserv; provided, however, that conversion of any convertible securities of Fiserv shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by Fiserv of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an option.

b.    Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of Fiserv, the Offering Period then in progress shall be shortened by setting a new Exercise Date (the “New Exercise Date”), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Board. The New Exercise Date shall be before the date of Fiserv’s proposed dissolution or liquidation. The Board shall notify each participant in writing at least twenty-one (21) business days prior to the New Exercise Date that the Exercise Date for the participant’s option has been changed to the New Exercise Date and that the participant’s option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

c.    Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of Fiserv, or the merger of Fiserv with or into another corporation, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period then in progress shall be shortened by setting a New Exercise Date. The New Exercise Date shall be before the date of Fiserv’s proposed sale or merger. The Board shall notify each participant in writing at least twenty-one (21) business days prior to the New Exercise Date that the Exercise Date for the participant’s option has been changed to the New Exercise Date and that the participant’s option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

19.	Amendment or Termination

a.    The Board may at any time and for any reason terminate or amend the Plan. Except as provided in Section 18, no such termination can affect options previously granted. Nevertheless, an Offering Period may be terminated by the Board on any Exercise Date if the Board determines that the termination of the Offering Period or the Plan is in the best interest of Fiserv and its shareholders. Except as provided in Section 18 and Section 19 hereof, no amendment may make any change in any option theretofore granted that adversely affects the rights of any participant. To the extent necessary to comply with Section 423 of the Code (or any other applicable law, regulation or stock exchange rule), Fiserv shall obtain shareholder approval in such a manner and to such a degree as required.

b.    Without shareholder approval or consent and without regard to whether any participant rights may be considered to have been “adversely affected,” the Board shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant’s Compensation, and establish such other limitations or procedures as the Board determines in its sole discretion advisable, that are consistent with the Plan.

c.    In the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequences including, but not limited to:

i.    altering the Purchase Price for any Offering Period, including an Offering Period underway at the time of the change in Purchase Price;

ii.    shortening any Offering Period so that the Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Board action; and

iii.    allocating shares.

Such modifications or amendments shall not require shareholder approval or the consent of any Plan participants.

d.    In the event the Board determines that the terms of the Plan or any option will not comply with the laws of a foreign jurisdiction applicable to Foreign Employees, the Board may modify or amend the Plan or any option to comply with such laws; provided that such amendments or modifications to the Plan or an option as applied to such Foreign Employees do not provide more favorable terms than are applied to Employees resident in the United States. Such modifications or amendments shall not require shareholder approval or the consent of any Plan participants.

20.	Notices

All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21.	Conditions Upon Issuance of Shares

Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for Fiserv, such a representation is required by any of the aforementioned applicable provisions of law.

22.	Term of Plan

The Plan, as amended and restated, shall become effective on January 1, 2010. It shall continue in effect for a term of ten (10) years from such effective date unless sooner terminated under Section 19 hereof.

23.	No Employment Rights

The Plan does not, directly or indirectly, create in any Employee or class of Employees any right with respect to continuation of employment by the Company, and it may not be deemed to interfere in any way with the Company’s right to terminate, or otherwise modify, an Employee’s employment at any time.

24.	Effect of Plan

The provisions of the Plan, in accordance with its terms, will be binding upon, and inure to the benefit of, all successors of each Employee participating in the Plan including, without limitation, the Employee’s estate and the executors, administrators or trustees thereof, heirs and legatees, and any receiver, trustee in bankruptcy or representative of creditors of the Employee.

25.	Governing Law

The Plan will be construed, interpreted, applied and enforced in accordance with the laws of the State of Wisconsin, other than its laws regarding choice of laws, except to the extent that the state law is preempted by any federal law.